Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Considering Alternatives in Advance of NASDAQ Delisting Proceedings

ATLANTA, January 12, 2012 —— CDC Software Corporation (CDCSY), a global enterprise software provider of on-premise and cloud deployments, today announced that, it is considering potential steps it may take in the event its American Depositary Shares representing class A ordinary shares (“ADSs”) are delisted by NASDAQ, and what alternatives it may have to maximize liquidity for a continued market for its ADSs in the Pink OTC Market.

The Company has also been considering several ways in which it might reduce the burdens associated with its public reporting status in light of its previously-reported Form 20-F filing delinquency, resignation of its external auditors in November 2011 and the bankruptcy proceedings involving its parent, CDC Corporation.

Upon any delisting, CDC Software would be eligible to voluntarily deregister under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under Section 15(d) of the Exchange Act. The Company has therefore been considering whether following any NASDAQ delisting, it should deregister its ADSs under the Exchange Act and become a non-reporting company.

As of the date hereof, CDC Software has made no decision to voluntarily delist or deregister under the Exchange Act; however, the Company’s Board of Directors has been discussing several considerations relating to its status as an Exchange Act reporting company, including, without limitation, the potential impact of delisting and deregistration on minority shareholders, potential cost savings and others.

The Company intends to continue to consider its alternatives with respect to the foregoing in conjunction with the January 19, 2012 hearing in front of Nadsaq with respect to the reinstatement of the trading of its ADSs and will make a further filing or announcement following the date any decision is made.

As previously announced, CDC Software received notice from The NASDAQ Stock Market LLC (“NASDAQ”) on its decision to delist its ADSs based on public interest concerns under NASDAQ Listing Rule 5101 and the Company’s failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2010, as required by Listing Rule 5250(c). CDC Software was granted a hearing before NASDAQ, which is scheduled for January 19, 2012, for reinstatement of trading in its ADSs on NASDAQ. Since December 16, 2011, the ADSs have been traded on the OTC Pink Market under the Company’s current trading symbol “CDCSY”. There can be no assurance, however, that the Panel will grant the Company’s request for reinstatement of trading and continued listing on NASDAQ particularly in light of the Company’s current inability to file its delinquent Form 20-F.

The Company has also prepared, and furnished to the Securities and Exchange Commission, on the date hereof, a Form 6-K relating to the foregoing, which contains additional information and which is available at www.sec.gov.

About CDC Software

CDC Software (CDCSY), The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments.  Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy.  Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) statements relating to any course of action the Company may take and what alternatives it may have to maximize liquidity for a continued market for CDC Software ADSs in the Pink OTC Market; (iii) the potential benefits of pursuing any of the foregoing alternatives or courses of action; (iv) the Company’s ability to reduce the burdens associated with its public reporting status in light of the Form 20-F filing delinquency, the previously reported resignation of its external auditors in November 2011 and the bankruptcy proceedings involving its parent CDC Corporation; (v) statements relating to the Company’s consideration of voluntarily deregistering under Section 12(b) and suspending its reporting obligations under Section 15(d) of the Exchange Act, the process related thereto; (vi) matters relating to the pending appeal with NASDAQ and the timing and results thereof; and (vii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.